Exhibit 99.1

Maris-Tech Announces Full Year 2023 Financial Results and a Record Revenue Year

Annual Revenues of Approximately $4.0 million for the Year Ended December 31, 2023, Representing 60% Growth in Revenue Over 2022

REHOVOT, Israel, March 21, 2024 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a B2B provider of artificial intelligence (“AI”) accelerated video solutions for edge platforms, today announced its financial results for the year ended December 31, 2023.

Revenues for the year ended December 31, 2023, were approximately $4.0. million, an increase of 60% compared to approximately $2.5 million for the year ended December 31, 2022.

Gross profit for the year ended December 31, 2023, was approximately $1.9 million, an increase of 138% compared to approximately $0.8 million for the year ended December 31, 2022.

Net loss for the year ended December 31, 2023, was approximately $2.7 million, a decrease of 27% compared to approximately $3.7 million for the year ended December 31, 2022.

Net loss per ordinary share for the year ended December 31, 2023, was approximately $0.34 million, a decrease of 31% compared to approximately $0.49 million for the year ended December 31, 2022.

Revenues for the six months ended December 31, 2023, were approximately $3.6 million and the net loss for the six months ended December 31, 2023, was approximately $0.5 million, in each case, on an unaudited and unreviewed by our independent accounting firm basis.

Cash and cash equivalents and short-term bank deposits as of December 31, 2023, were approximately $5.2 million, compared to approximately $9.3 million as of December 31, 2022.

We expect that our existing cash and cash equivalents and our short-term bank deposits as of December 31, 2023, together with anticipated revenue from existing customers pursuant to existing purchase orders, as well as projected revenue from new customers, will be sufficient to fund our current operations and satisfy our obligations for the next twelve months.

The balance of trade receivables as of December 31, 2023, was approximately $3.0 million, compared to approximately $1.6 million as of December 31, 2022.

Our backlog as of January 1, 2024, was approximately $9.76 million, which represents a significant increase from the Company’s backlog as of January 1, 2023, of approximately $1.9 million. Our backlog as of March 20, 2024, was approximately $10.81 million.

We define backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized, and we consider valid. The backlog consists of executed purchase orders from new customers and existing customers with which we have had long-standing relationships and from governmental agencies.

“In 2023 and moving forward, we continue our relentless advancement, strategic expansions, and firm commitment to excellence. From securing major R&D agreements with industry leaders to achieving a significant increase in orders, our track record speaks volumes about our ability to deliver. Our collaborations across various sectors highlight our versatility and our commitment to positioning Maris-Tech at the forefront of technological innovation,” said Israel Bar, Chief Executive Officer of Maris-Tech.

“During 2023, we accomplished major milestones, increasing awareness of our unique technologies and solutions, establishing our capability to meet critical emerging needs, and demonstrating the advanced capabilities, high performance, and successful application of Maris-Tech’s innovative products in multiple markets. We ended 2023 with significant growth in revenues and backlog, with new and repeat customers and an expanded global footprint. Our financial growth, supported by a growing demand for our products, underscores the solid foundation we have built. Our active engagement in key industry events has allowed us to showcase our innovations, further strengthening our position in the important and growing market for commercial and defense autonomous remote platform applications. We look forward to the challenges of 2024,” Bar concluded.

Year Ended 2023 Highlights

We strengthened our position in the defense, surveillance, homeland security and commercial markets, and accelerated revenue growth:

●	In May 2023, we entered into an agreement with Art Of Logic Australia for $7.5 million for a new product based on the Company’s Uranus-AI product;

●	In May 2023, we received a purchase order for $410K from a leading Israeli defense company;

●	In June 2023, we received our first order from a Turkish company, solidifying our presence in Turkey and successful collaboration with our distributor;

●	In July 2023, we received our first order from India, for $392K, from a leading company for electro-optical solutions for a product based on our innovative Mars technology;

●	In August 2023, we received a new order for $120K from a returning customer, a leading company in the Israeli defense industry, for our advanced Jupiter-Nano platform, for integration on armored vehicles;

●	In September 2023, we announced a new $234K order from a government agency, for the development of a customized solution for sophisticated intelligence-gathering applications;

●	In October 2023, we announced a new $280K order from our U.K. distributor for our Jupiter-Nano platform for a drone manufacturer;

●	In October 2023, we received a repeat order for $625K for our Opal platform from a leading defense company; and

●	In November 2023, we received an order for $550K for a unique intelligence-gathering situational awareness solution for armored and autonomous vehicles from a leading company in the defense industry.

New strategic collaborations:

●	In March 2023, we launched a new partnership with Art of Logic in Australia for the exclusive distribution of our products;

●	In April 2023, we were chosen by a governmental agency to develop and deliver automotive related video solution;

●	In May 2023, we entered into an agreement with a major distributor in Turkey for the exclusive distribution of our products, continuing the Company’s trend of global expansion and extending our reach into an important new territory;

●	In June 2023, we announced a new R&D agreement with Florida-based Sidus Space to collaborate on the development of an innovative ultra-HD surround video and AI-based system, positioning our entry into the new space market;

●	In June 2023, we received a grant in the amount of $333K from the Israel Innovation Authority to support the first-year development of the international R&D project for New Space;

●	In August 2023, we announced an agreement with a major distributor in India to promote sales of all Maris-Tech products;

●	In October 2023, we announced the expansion of our collaboration with the aerospace company, ParaZero Technologies, into the defense market for drones;

●	In November 2023, we received grant approval in the amount of $156K from the Israel Innovation Authority to support the second year of a joint development project with Ben Gurion University of the Negev, to develop an advanced prediction system for drone faults, based on successful completion of the first-year work plan and meeting objectives.

New products and developments:

●	In October 2023, we launched the Jupiter Drones, an ultra-compact AI-powered video analytics product, for the unmanned aerial vehicle market.

Advisory board:

●	In October 2023, we appointed Mr. Adam Emanuel of Emanuel & Associates, Inc., located in Washington, D.C., to Maris-Tech’s Advisory Board, and partnered with Altagrove LLC, located in Virginia, announcing the expansion of our commercial activity in the U.S. defense market.

Expanded global awareness:

We presented Maris-Tech’s edge-AI computing and video streaming solutions at leading conferences and shows, including:

●	In July 2023, we participated in the India Homeland Security Expo, sharing a booth with two major partners and demonstrating two of our customized AI-based solutions;

●	In August 2023, we demonstrated our Edge-AI computing and video streaming solutions for integration on autonomous remote platforms at the Counter-UAS Summit in the U.S., an important event for decision-makers in the field;

●	In September 2023, we showcased our flagship products, including the innovative Jupiter family, at the commercial UAV expo in Las Vegas, an important international trade show and conference highlighting leading UAS trends and technologies; and

●	In November 2023, we showcased at Milipol Paris, a leading international event for law enforcement and homeland security, our AI-based intelligence-gathering solutions and advanced video payload solutions for remote and autonomous platforms.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of video streaming and AI technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, homeland security, and communication companies. For more information, visit https://www.maris-tech.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe”, “expect”, “may”, “should”, “could”, “seek”, “intend”, “plan”, “goal”, “estimate”, “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss our belief that moving forward we will continue our advancement, strategic expansions, and firm commitment to excellence; our backlog and the anticipated fulfillment of that backlog; the demand for our defense and AI-powered solutions; our position in the growing market for commercial and defense autonomous remote platform applications, surveillance, homeland security; and our potential revenue growth. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to continue to generate revenues at levels above prior levels; our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com

Maris-Tech Ltd.

Balance Sheets

(Amounts in U.S. dollars except share data)

	December 31,
	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,050,494	$221,961
Short-term bank deposits	3,148,746	9,084,082
Trade receivables, net	2,990,305	1,606,495
Other current assets and prepaid expenses	172,809	359,591
Inventories	1,959,651	981,729

Total current assets	10,322,005	12,253,858

NON-CURRENT ASSETS:
Restricted deposits	32,692	33,569
Property, plant and equipment, net	313,649	283,790
Severance pay fund	162,053	156,723
Operating lease right-of-use assets	503,507	635,976

Total non-current assets	1,011,901	1,110,058

Total assets	$11,333,906	$13,363,916

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,214,621	$1,083,345
Other current liabilities	1,344,284	727,560
Current maturity of loans from related parties	498,781	-
Total current liabilities	3,057,686	1,810,905
LONG-TEM LIABILITIES:
Long-term loans from related parties	589,468	1,088,250
Non-current operating lease liabilities	323,071	442,166
Accrued severance pay	469,191	425,742
Total long-term liabilities	1,381,730	1,956,158

Total liabilities	4,439,416	3,767,063
SHAREHOLDERS’ EQUITY
Ordinary Shares, no par value - Authorized: 100,000,000 shares at December 31, 2023 and 2022; Issued: 7,999,216 shares at December 31, 2023 and 2022; Outstanding: 7,878,501 and 7,999,216 shares at December 31, 2023 and 2022, respectively	-	-
Treasury shares at cost (120,715 and nil shares of ordinary shares at December 31, 2023 and 2022, respectively)	(119,536)	-
Additional paid-in capital	17,916,149	17,789,380
Accumulated deficit	(10,902,123)	(8,192,527)
Total shareholders’ equity	6,894,490	9,596,853
Total liabilities and shareholders’ equity	$11,333,906	$13,363,916

Maris-Tech Ltd.

Statements of Operations

(U.S. dollars)

	Year ended December 31,
	2023	2022	2021

Revenues	$4,031,103	$2,504,896	$2,075,755
Cost of revenues	2,103,707	1,722,104	1,106,447

Gross profit	1,927,396	782,792	969,308

Operating expenses:

Research and development, net	1,054,895	1,021,869	706,021
Sales and marketing	874,793	604,114	241,114
General and administrative	2,927,310	2,840,660	595,074

Total operating expenses	4,856,998	4,466,643	1,542,209

Loss from operations	2,929,602	3,683,851	572,901
Financial expenses (income), net	(220,006)	4,495	251,323

Net loss and other comprehensive loss	$2,709,596	$3,688,346	$824,224

Basic and diluted net loss attributable to shareholders per Ordinary share	$(0.34)	$(0.49)	$(0.24)

Weighted average number of ordinary shares used in computing loss per ordinary share	7,908,266	7,528,038	3,464,470